UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Richardson, Nancy
   6300 Bridgepoint Parkway
   Building Three, Suite 200
   Austin, TX 78730

2. Issuer Name and Ticker or Trading Symbol
   PSW Technologies, Inc. (PSWT)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/00

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP, General Counsel and
   Secretary

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  05/19/00    M        1,118         A  $1.9375                     D  Direct
Common Stock                                  05/19/00    S        1,118         D  $14.5000                    D  Direct
Common Stock                                  05/19/00    M        1,800         A  $1.9375                     D  Direct
Common Stock                                  05/31/00    M        882           A  $1.9375                     D  Direct
Common Stock                                  05/31/00    S        882           D  $10.0000                    D  Direct
Common Stock                                  05/31/00    M        618           A  $1.9375                     D  Direct
Common Stock                                  05/31/00    S        618           D  $10.0000     1,800          D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $1.9375         05/19/00       M                          1,118                         09/29/08
(right to buy)
Non-Qualified Stock Option     $1.9375         05/19/00       M                          1,800                         09/29/08
(right to buy)
Non-Qualified Stock Option     $1.9375         05/31/00       M                          882                           09/29/08
(right to buy)
Non-Qualified Stock Option     $1.9375         05/31/00       M                          618              (1)          09/29/08
(right to buy)
Non-Qualified Stock Option     $3.8750                                                                    (2)          02/09/09
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     05/19/00  Common Stock                   1,118         $14.5000                  D   Direct
(right to buy)
Non-Qualified Stock Option     05/19/00  Common Stock                   1,800         $14.5000                  D   Direct
(right to buy)
Non-Qualified Stock Option     05/31/00  Common Stock                   882           $10.0000                  D   Direct
(right to buy)
Non-Qualified Stock Option     05/31/00  Common Stock                   618           $10.0000    15,582        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   8,000                     8,000         D   Direct
(right to buy)

Explanation of Responses:

-
(1)  5,000 options are currently exercisable.  The remaining 15,582 options become exercisable in  three (3) equal annual installments commencing on September 29, 2000.

(2)  2,000 options are currently exercisable.  The remaining 6,000 options become exercisable in three (3) equal annual installments commencing on February 9, 2001.

SIGNATURE OF REPORTING PERSON
/S/ Richardson, Nancy
DATE